Exhibit 1

Japan

This description of Japan is dated September 6, 2013 and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2013.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.

TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
Leadership	5
International Organizations	5
THE ECONOMY	7
General	7
Gross Domestic Product and National Income	9
Industry	11
Energy	11
Price Indices	12
Labor	13
Aging Workforce and Population Decrease	13
FOREIGN TRADE AND BALANCE OF PAYMENTS	16
Foreign Trade	16
Balance of Payments	18
Foreign Exchange Rates	19
FINANCIAL SYSTEM	20
The Bank of Japan and Monetary Policy	20
Government Financial Institutions	21
Private Financial Institutions	22
GOVERNMENT FINANCE	22
Revenues, Expenditures and Budgets	22
Tax Structure	27
Fiscal Investment and Loan Program (“Zaito”)	27
DEBT RECORD	28
JAPAN’S PUBLIC DEBT	28
INTERNAL DEBT	30
Direct Debt of the Japanese Government	30
Debt Guaranteed by the Japanese Government	33
EXTERNAL DEBT	34
Debt Guaranteed by the Japanese Government	34
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	35

FURTHER INFORMATION

This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2013. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on September 5 ,2013 as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥99.97=$1.00, and the noon buying rate on August 30, 2013 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥98.22=$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan

GENERAL

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 127.4 million (estimated as of July 1, 2013). It has one of the highest population densities in the world and approximately 23% of its people (estimated as of October 1, 2012) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s average annual rate of population decrease during the years 2008-2012 showed a decline rate of 0.4%. Japan’s population decreased 0.2% during the 12 months ended October 1, 2012.

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 480 members and a House of Councillors having 242 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on November 16, 2012 and an election was held on December 16, 2012. Three-hundred members were elected from single-member districts and 180 members were elected through a proportional representation process from 11 regional districts. The House of Councillors currently consists of 242 members who are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2010, 121 members were elected, of which 48 members were elected through a proportional representation system and 73 members were elected from 47 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 121 members whose term expires in July 2016 and 121 members whose term expires in July 2019.

The following tables set forth the membership by political party of the House of Representatives as of June 3, 2013 and the House of Councillors as of August 7, 2013.

House of Representatives
Liberal Democratic Party	294
Democratic Party of Japan and Club of Independents	56
Japan Restoration Party	53
New Komeito	31
Your Party	18
Japanese Communist Party	8
People’s Life Party	7
Social Democratic Party	2
Independents	11
Vacancies	0

Total	480

Source: House of Representatives.

House of Councillors
Liberal Democratic Party	114
The Democratic Party and The Shin-Ryokufukai	58
New Komeito	20
Your Party	18
Japanese Communist Party	11
Japan Restoration Party	9
Social Democratic Party	3
New Renaissance Party and Group of Independents	3
People’s Life Party	2
Independents	4
Vacancies	0

Total	242

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is Shinzo Abe, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. As the Liberal Democratic Party of Japan took its position as the ruling party as a result of the House of Representatives election, Mr. Abe was formally appointed as Japan’s 96th Prime Minister by the Emperor on December 26, 2012 and succeeded the former Prime Minister Yoshihiko Noda, who is a member of the Democratic Party of Japan. After the Democratic Party of Japan became the ruling party in September 2009, Mr. Noda served as the last Prime Minister of the Democratic Party of Japan from September 2, 2011.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
City
Distance from Tokyo
SEA OF OKHOTSK
(OHOTSUKU KAI)
The most northern end of Japan
Sapporo
Kushiro
Hakodate
Aomori
Akita
Morioka
Sendai
JAPAN SEA
(NIHON KAI)
Kanazawa
Utsunomiya
Matsue
Kyoto
Nagoya
Tokyo
Osaka
Fukuoka
Kagoshima
JAPAN
NORTH PACIFIC OCEAN
(KITATAIHEI YO)
EAST CHINA SEA
(HIGASHISHINA KAI)
Naha
The most western end of Japan
The most eastern end of Japan
The most southern end of Japan
PHILIPPINE SEA

This map is compiled from 1/5,000,000 Japan and Its Surroundings (2010 Revised).

Geospatial Information
Authority of Japan

Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and the non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, causing the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (“Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget of approximately ¥2.5 trillion aimed at meeting additional financial demand of utmost necessity and urgency.

The Earthquake and the nuclear disaster in Fukushima were followed by a severe flooding that occurred at the end of July in Thailand, Japan’s sixth largest trading country in both export and import. With approximately 90% of Japan’s Thailand-bound export being intermediary materials for cars and electronics, the suspended operations of the local factories has suppressed the export of these goods and thereby adversely affect the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy and posting negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation in yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the incumbent Prime Minister Shinzo Abe), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Great East Japan Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management.

Additionally, in January 2013, the Government of Japan and the Bank of Japan issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, Mr. Haruhiko Kuroda, former President of the Asian Development Bank, was appointed as governor of the Bank of Japan. In April 2013, the Bank of Japan announced its new quantitative and qualitative monetary easing policy, under which the Bank of Japan is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time, with a time horizon of about two years. The Bank of Japan will double the monetary base in two years by conducting money market operations so that the monetary base will increase at an annual pace of approximately 60-70 trillion yen. The Bank of Japan will also purchase Japanese government bonds, or JGBs, so that the amount outstanding will increase at an annual pace of approximately 50 trillion yen, and the average remaining maturity of the Bank of Japan’s JGB purchases will be extended from slightly less than three years at present to about seven years, which is equivalent to the weighted average remaining maturity of the outstanding JGBs. Additionally, the Bank of Japan will purchase ownership interests in exchange-traded funds and Japan real estate investment trusts, so that their amounts outstanding will increase at an annual pace of approximately 1 trillion yen and 30 billion yen, respectively. The real GDP marked a positive growth by 1.2% during JFY 2012, with the nominal GDP also posting a positive growth by 0.3%. The Cabinet Office of the Government of Japan currently expects the Japanese economy to recover moderately during JFY 2013, posting real GDP growth of 2.8% and the nominal GDP growth of 2.6%. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015, subject to certain conditions.

The Japanese economy faces certain challenges. Further challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as an aging workforce and population decrease, and the high levels of public debt and associated debt servicing payments.

Gross Domestic Product and National Income

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2008 through JFY 2012.

Gross Domestic Product

	JFY 2008	JFY 2009	JFY 2010	JFY 2011	JFY 2012	Percentage of JFY 2012 GDP
Total Consumption
Private sectors	¥288,105	¥284,211	¥284,676	¥287,334	¥289,889	61.1%
Public sectors	92,895	94,239	95,556	96,713	97,299	20.5

	381,000	378,450	380,232	384,047	387,188	81.6

Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	71,015	60,718	61,864	63,798	62,693	13.2
Residential Construction	16,528	12,642	12,936	13,475	14,113	3.0
Public sectors	21,200	22,829	21,350	21,020	24,089	5.1

	108,743	96,189	96,150	98,293	100,895	21.3

Additions to Business Inventories
Private sectors	1,341	(4,988)	(608)	(2,773)	(3,084)	-0.7
Public sectors	55	(33)	(72)	66	(16)	-0.0

	1,396	(5,021)	(680)	(2,707)	(3,100)	-0.7

Net Exports of Goods and Services	(1,619)	4,316	4,300	(6,357)	(10,376)	-2.2

Nominal Gross Domestic Expenditures	¥489,520	¥473,934	¥480,002	¥473,276	¥474,609	100.0%

Real Gross Domestic Expenditures(a)	¥505,795	¥495,492	¥512,310	¥513,689	¥519,678

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	23,202	18,434	18,641	20,581	21,704
Less: Imports of Goods and Services and Other Payments Abroad	(7,929)	(5,364)	(5,383)	(5,812)	(6,271)

	15,272	13,070	13,259	14,769	15,434

Gross National Income	¥504,792	¥487,004	¥493,261	¥488,045	¥490,043
Percentage Changes of GDP from Previous Year
At Nominal Prices	-4.6%	-3.2%	1.3%	-1.4%	0.3%
At Real Prices(a)	-3.7	-2.0	3.4	0.3	1.2
Deflator	-0.9	-1.2	-2.0	-1.7	-0.9

(a)	Real prices are based on calendar year 2005.

Source: Economic and Social Research Institute, Cabinet Office.

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended June 30, 2013.

	Quarterly Gross Domestic Product(a)
	JFY 2011			JFY 2012				JFY 2013
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Nominal Gross Domestic Expenditures(b)	¥474,209	¥474,813	¥480,677	¥476,646	¥472,503	¥473,028	¥475,992	¥479,362

Real Gross Domestic Expenditures(b)(c)	¥514,415	¥516,188	¥522,271	¥521,141	¥516,401	¥517,731	¥522,593	¥525,898

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	2.4%	0.1%	1.2%	-0.8%	-0.9%	0.1%	0.6%	0.7%
At Real Prices(c) (d)	2.6	0.3	1.2	-0.2	-0.9	0.3	0.9	0.6
Deflator(d)	-0.2	-0.2	0.1	-0.6	0.0	-0.1	-0.3	0.1

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2005.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years:

	Per Capita GDP
Fiscal Year	Amount (in thousands of yen)	Year-on-year change (%)
2007	4,008	0.7
2008	3,822	(4.6)
2009	3,701	(3.2)
2010	3,750	1.3
2011	3,705	(1.2)

National Income

The following table sets forth national income for calendar year 2007 through calendar year 2011.

	National Income
	2007	2008	2009	2010	2011
	(yen amounts in billions)

Domestic Factor Income	¥364,908	¥350,438	¥327,146	¥340,494	¥331,840
Net Income from Abroad	17,338	16,793	13,078	12,974	14,685

National Income at Factor Cost	¥382,246	¥367,231	¥340,224	¥353,469	¥346,524

Percentage Changes of Income at Factor Cost from Previous Year	1.8%	-3.9%	-7.4%	3.9%	-2.0%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2007 through calendar year 2011.

GDP by Industrial Sectors (at nominal prices)

	2007	2008	2009	2010	2011
Industry
Agriculture, Forestry and Fisheries	1.1%	1.1%	1.2%	1.2%	1.2%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	20.2	19.7	17.7	19.6	18.5
Construction	5.7	5.6	5.7	5.4	5.6
Electric Power Generation, Gas and Water	2.0	1.9	2.4	2.3	1.8
Wholesale and Retail Trade	13.6	14.0	13.6	13.7	14.2
Finance and Insurance	6.0	5.0	5.0	4.9	4.9
Real Estate	10.9	11.2	12.1	11.8	12.1
Transportation	5.2	5.1	4.9	4.9	4.8
Communication	5.3	5.4	5.6	5.4	5.4
Services	18.3	18.9	19.4	18.9	19.3

Total	88.4	88.0	87.6	88.1	87.9
Public Services
Electric Power Generation, Gas and Water	0.6	0.6	0.7	0.6	0.6
Services	2.4	2.4	2.5	2.4	2.4
Public Administration	5.9	6.1	6.4	6.1	6.3

Total	8.9	9.2	9.6	9.1	9.4
Non-Profit Services	1.9	2.0	2.1	2.1	2.3

Total	99.3%	99.1%	99.2%	99.3%	99.5%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2007 through JFY 2011.

	Sources of Primary Energy Supplied
JFY	Total Primary Energy Supplied (peta- joule)	Oil	Coal	Nuclear	Natural Gas	Other
2007	23,855	44.4	21.9	10.1	17.8	5.9
2008	23,218	42.7	22.5	10.3	18.4	6.1
2009	21,743	42.1	21.0	11.5	19.1	6.3
2010	23,124	40.0	22.6	11.3	19.2	6.9
2011	21,960	43.1	22.0	4.2	23.3	7.4

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

During JFY 2011, largely due to the effects of the Earthquake, the import of LNG increased significantly as the demand increased for power generation at thermal power stations. See “Foreign Trade and Balance of Payments—Foreign Trade”.

The table below sets forth information regarding crude oil imports for JFY 2008 through JFY 2012.

	JFY 2008	JFY 2009	JFY 2010	JFY 2011	JFY 2012
Volume of imports (thousand kilo-liters per day)	638	583	589	575	578
Cost of imports (c.i.f. in billions of yen)	¥13,640	¥8,587	¥9,756	¥11,894	¥12,525
Average price (c.i.f. in yen kilo-liters)	¥58,541	¥40,374	¥45,373	¥56,681	¥59,356

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. Recently, as the demand for oil in emerging economies such as China and India has expanded and the geopolitical tension in the Middle East worsened, crude oil prices increased significantly.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2007 through JFY 2011.

	JFY 2007	JFY 2008	JFY 2009	JFY 2010	JFY 2011
Electric power generating capacity (a):	(megawatts)
Fossil Fuel	176,412	179,324	181,736	182,381	185,309
Nuclear	49,467	47,935	48,847	48,960	48,960
Hydro-electric	47,637	47,949	47,966	48,111	48,419
Other	2,072	2,302	2,549	2,863	3,041

Total	275,588	277,511	281,099	282,315	285,729

Electric power generation:	(gigawatt-hour)
Fossil Fuel	841,289	798,930	742,522	771,306	906,946
Nuclear	263,832	258,128	279,750	288,230	101,761
Hydro-electric	84,234	83,504	83,832	90,681	91,709
Other	5,676	5,708	6,518	6,670	7,412

Total	1,195,032	1,146,269	1,112,622	1,156,888	1,107,829

(a)	At the end of fiscal year — March 31

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

Price Indices

The table below sets forth information concerning changes in Japan’s Corporate Goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index(c)	Annual % Change	Index	Annual% Change
2008	105.7	4.6	102.1	1.4
2009	100.1	-5.3	100.7	-1.4
2010	100.0	-0.1	100.0	-0.7
2011	101.5	1.5	99.7	-0.3
2012	100.6	0.9	99.7	0.0

(a)	All commodities. Calendar year 2010=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2010=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor

The number of employees had been on an upward trend from 2004 to 2007, but has decreased since 2008. In 2009, the average employment was estimated at 62.8 million, of which 25.4% were employed in mining, manufacturing and construction, 4.2% were employed in agriculture, forestry and fisheries, and 70.5% in services and other sectors. In 2010, the average employment was estimated at 62.6 million, of which 24.8% were employed in mining, manufacturing and construction, 4.0% were employed in agriculture, forestry and fisheries, and 71.2% were employed in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. It ranged between 4.2% and 4.9% during 2011. (Note: Due to the impact of the Great East Japan Earthquake, it has become difficult to conduct a labor search in the following prefectures, Iwate, Miyagi and Fukushima. For this reason, the nationwide unemployment rate for the period between March 2011 and August 2011 does not account for these three prefectures.) The seasonally adjusted unemployment rate was 4.2% for January, 4.3% for February, 4.1% for March, 4.1% for April and 4.1% for May in 2013, the most recent five months for which statistics are available.

The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2008	4.0
2009	5.1
2010	5.1
2011	4.6
2012	4.3

(Note) From the Ministry of Internal Affairs and Communications “Labor Force Survey”. The unemployment rate for CY 2011 is based on an estimate with respect to Iwate, Miyagi and Fukushima Prefectures.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2008	103.6	-0.3	110.7	-3.4
2009	99.5	-3.9	86.5	-21.9
2010	100.0	0.5	100.0	15.6
2011	99.8	-0.2	97.2	-2.8
2012	99.1	-0.7	97.8	0.6

(a)	Calendar year 2010=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2010=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Aging and population decrease placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. Aging and population decrease have an impact not only on the macro growth rate but also on spending patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system will increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits is expected to increase. Aging and population decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2000*	2005*	2010*	2011	2012
	Population (Thousand persons)
Total	126,926	127,768	128,057	127,799	12,7515

0 – 4 years old	5,915	5,599	5,308	5,303	5,273
5 – 9	6,033	5,950	5,598	5,490	5,407
10 – 14	6,558	6,036	5,933	5,912	5,868
15 – 19	7,502	6,593	6,093	6,075	6,050
20 – 24	8,438	7,381	6,525	6,370	6,272

25 – 29	9,809	8,314	7,391	7,219	7,048
30 – 34	8,794	9,795	8,421	8,093	7,833
35 – 39	8,130	8,772	9,864	9,712	9,420
40 – 44	7,814	8,113	8,809	9,315	9,469
45 – 49	8,932	7,755	8,093	7,966	8,205

50 – 54	10,461	8,828	7,700	7,639	7,678
55 – 59	8,750	10,294	8,728	8,320	7,954
60 – 64	7,750	8,577	10,112	10,632	10,246
65 – 69	7,118	7,460	8,272	7,861	8,204
70 – 74	5,910	6,661	7,018	7,184	7,396

75 – 79	4,157	5,280	5,992	6,143	6,253
80 – 84	2,619	3,423	4,376	4,494	4,631
85 – 89	1,535	1,855	2,454	2,625	2,780
90 – 94	571	843	1,029	1,082	1,146
95 – 99	119	212	298	317	331

100 and over	12	25	44	47	51

Regrouped
0 – 14 years old	18,505	17,585	16,839	16,705	16,547
15 – 64	86,380	84,422	81,735	81,342	80,175
65 and over	22,041	25,761	29,484	29,752	30,793
65 – 74 years old	13,028	14,122	15,290	15,044	15,601
75 and over	9,012	11,639	14,194	14,708	15,193

	Both sex
Age groups	2000*	2005*	2010*	2011	2012
	Percentage Distribution (%)
Total	100.00	100.00	100.00	100.00	100.00

0 – 4 years old	4.66	4.38	4.15	4.15	4.13
5 – 9	4.75	4.66	4.37	4.30	4.24
10 – 14	5.17	4.72	4.63	4.63	4.60
15 – 19	5.91	5.16	4.76	4.75	4.74
20 – 24	6.65	5.78	5.10	4.98	4.92

25 – 29	7.73	6.51	5.77	5.65	5.53
30 – 34	6.93	7.67	6.58	6.33	6.14
35 – 39	6.41	6.87	7.70	7.60	7.39
40 – 44	6.16	6.35	6.88	7.29	7.43
45 – 49	7.04	6.07	6.32	6.23	6.43

50 – 54	8.24	6.91	6.01	5.98	6.02
55 – 59	6.89	8.06	6.82	6.51	6.24
60 – 64	6.11	6.71	7.90	8.32	8.04
65 – 69	5.61	5.84	6.46	6.15	6.43
70 – 74	4.66	5.21	5.48	5.62	5.80

75 – 79	3.28	4.13	4.68	4.81	4.90
80 – 84	2.06	2.68	3.42	3.52	3.63
85 – 89	1.21	1.45	1.92	2.05	2.18
90 – 94	0.45	0.66	0.80	0.85	0.90
95 – 99	0.09	0.17	0.23	0.25	0.26

100 and over	0.01	0.02	0.03	0.04	0.04

Regrouped
0 – 14 years old	14.58	13.76	13.15	13.07	12.98
15 – 64	68.06	66.07	63.83	63.65	62.87
65 and over	17.36	20.16	23.02	23.28	24.15
65 – 74 years old	10.26	11.05	11.94	11.77	12.23
75 and over	7.10	9.11	11.08	11.51	11.91

(Note) * Statistics Bureau, Ministry of Internal Affairs and Communications, “Population Census”. (Unknown age population is included after being prorated to each age population.)

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fourth to China, United States and Germany in merchandise exports and ranking fourth to the United States, China and Germany in merchandise imports among the IMF member countries in 2013.

The trade surplus decreased from ¥2,063 billion in 2008 to trade deficit ¥6,941 billion in 2012 as exports decreased and imports increased. The primary reasons for the trade deficit include the decline in export due to the effects of the Earthquake and Thailand’s flood and increased imports of LNG. Imports of LNG increased as the demand increased for power generation at thermal power stations after the nuclear accident at the Fukushima Daiichi Nuclear Plant caused suspension of operations at other nuclear plants, resulting in reduced energy supply. In light of the need for a stable supply of energy, it is currently expected that the increase in the import of LNG will continue for the foreseeable future. With commodity prices steadily rising after the collapse of Lehman Brothers in 2008, Japan’s dependence on imports for a large part of its fuel needs (including crude oil and LNG) is expected to result in a further increase in Japan’s overall imports.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on an f.o.b. basis and imports on a c.i.f. basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index (a)		Quantum Index (a)		Unit Value(a) Index		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2008	123.4	138.6	111.2	103.0	111.0	134.6	82.5
2009	82.5	90.4	81.6	88.2	101.1	102.5	98.6
2010	102.7	106.7	101.4	100.5	101.3	106.2	95.4
2011	99.8	119.6	98.4	103.7	101.5	115.4	88.0
2012	97.1	124.1	93.9	105.9	103.4	117.2	88.2

(a)	Calendar year 2005=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2008		2009		2010		2011		2012
	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥941	1.3%	¥715	1.3%	¥783	1.2%	¥812	1.2%	¥790	1.2%
Metals and Metal Products	7,152	8.8	4,725	8.7	5,993	8.9	5,997	9.1	5,805	9.1
Machinery and Equipment:
Ships	1,995	2.5	2,018	3.7	2,242	3.3	2,046	3.1	1,716	2.7
Motor Vehicles	13,736	17.0	6,693	12.4	9,174	13.6	8,204	12.5	9,225	14.5
TV and Radio Receivers	216	0.3	104	0.2	110	0.2	101	0.2	104	0.2
Motorcycles	597	0.7	296	0.5	274	0.4	266	0.4	249	0.4
Scientific and Optical Instruments	2,024	2.5	1,578	2.9	2,014	3.0	2,109	3.2	2,085	3.3
Other(1)	34,916	43.1	23,247	42.9	29,516	43.8	28,916	44.1	28,053	44.0

Total Machinery and Equipment	53,484	66.0	33,936	62.6	43,330	64.3	41,642	63.5	41,432	65.0
Chemicals	7,269	9.0	5,780	10.7	6,925	10.3	6,798	10.4	6,365	10.0
Foods and Beverages	403	0.5	366	0.7	406	0.6	359	0.5	355	0.6
Other Exports(2)	11,768	14.5	8,650	16.0	9,963	14.8	9,938	15.2	9,001	14.1

Grand Total	¥81,018	100.0%	¥54,171	100.0%	¥67,400	100.0%	¥65,546	100.0%	¥63,748	100.0%

	2008		2009		2010		2011		2012
	(yen amounts in billions)
JAPAN’S IMPORTS
Foods and Beverages	6,212	7.9%	4,999	9.7%	5,199	8.6%	5,854	8.6%	5,852	8.3%
Raw Materials	5,538	7.0	3,395	6.6	4,766	7.8	5,270	7.7	4,768	6.7
Chemicals	5,737	7.3	4,583	8.9	5,379	8.9	6,098	9.0	5,926	8.4
Mineral Fuels:
Petroleum	16,262	20.6	7,564	14.7	9,406	15.5	11,415	16.8	12,247	17.3
Coal	3,051	3.9	2,057	4.0	2,111	3.5	2,459	3.6	2,321	3.3
Other(3)	8,346	10.6	4,581	8.9	5,881	9.7	7,942	11.7	9,520	13.5

Total Mineral Fuel	27,658	35.0	14,202	27.6	17,398	28.6	21,816	32.0	24,088	34.1
Machinery and Equipment	18,736	23.7	13,518	26.2	16,070	26.4	16,176	23.7	17,334	24.5
Other Imports(4)	15,072	19.1	10,803	21.0	11,952	19.7	12,897	18.9	12,721	18.0

Grand Total	¥78,955	100.0%	¥51,499	100.0%	¥60,765	100.0%	¥68,111	100.0%	¥70,689	100.0%

(1)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(2)	This category includes raw materials, mineral fuels and vehicle parts.
(3)	This category includes liquid natural gas and petroleum products.
(4)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2008		2009		2010		2011		2012
	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	39,966	49.3%	29,338	54.2%	37,827	56.1%	36,686	56.0%	34,855	54.7%
China	12,950	16.0	10,236	18.9	13,086	19.4	12,902	19.7	11,509	18.1
(Asia NIES)	17,885	22.1	12,717	23.5	15,968	23.7	14,917	22.8	13,720	21.5
(ASEAN)	10,726	13.2	7,499	13.8	9,882	14.7	9,799	14.9	10,328	16.2
Oceania	2,200	2.7	1,409	2.6	1,796	2.7	1,778	2.7	1,837	2.9
Australia	1,793	2.2	1,135	2.1	1,392	2.1	1,418	2.2	1,471	2.3
North America	15,331	18.9	9,456	17.5	11,191	16.6	10,727	16.4	12,007	18.8
U.S.A.	14,214	17.5	8,733	16.1	10,374	15.4	10,018	15.3	11,188	17.6
Canada	1,116	1.4	723	1.3	817	1.2	709	1.1	819	1.3
Central and South America	4,247	5.2	3,085	5.7	3,874	5.7	3,528	5.4	3,435	5.4
Western Europe	11,445	14.1	7,077	13.1	8,004	11.9	8,150	12.4	6,684	10.5
EU	11,430	14.1	6,749	12.5	7,616	11.3	7,619	11.6	6,501	10.2
Central and Eastern Europe, Russia etc.	2,932	3.6	905	1.7	1,435	2.1	1,670	2.5	1,635	2.6
Russia	1,714	2.1	307	0.6	703	1.0	941	1.4	1,005	1.6
Middle East	3,508	4.3	2,013	3.7	2,216	3.3	1,955	3.0	2,262	3.5
Africa	1,389	1.7	886	1.6	1,057	1.6	1,053	1.6	1,032	1.6

Total	¥81,018	100.0%	¥54,171	100.0%	¥67,400	100.0%	¥65,546	100.0%	¥63,748	100.0%

	2008		2009		2010		2011		2012
	(yen amounts in billions)
JAPAN’S IMPORTS
Asia	32,034	40.6%	22,989	44.6%	27,511	45.3%	30,391	44.6%	31,306	44.3%
China	14,830	18.8	11,436	22.2	13,413	22.1	14,642	21.5	15,039	21.3
(Asia NIES)	6,288	8.0	4,435	8.6	5,377	8.8	5,836	8.6	5,975	8.5
(ASEAN)	11,076	14.0	7,268	14.1	8,844	14.6	9,951	14.6	10,306	14.6
Oceania	5,378	6.8	3,542	6.9	4,327	7.1	4,893	7.2	4,901	6.9
Australia	4,922	6.2	3,242	6.3	3,948	6.5	4,514	6.6	4,504	6.4
North America	9,371	11.9	6,378	12.4	6,876	11.3	6,970	10.2	7,103	10.0
U.S.A.	8,040	10.2	5,512	10.7	5,911	9.7	5,931	8.7	6,082	8.6
Canada	1,323	1.7	858	1.7	958	1.6	1,032	1.5	1,013	1.4
Central and South America	2,863	3.6	1,878	3.6	2,485	4.1	2,772	4.1	2,821	4.0
Western Europe	7,999	10.1	6,137	11.9	6,419	10.6	7,031	10.3	7,246	10.3
EU	7,292	9.2	5,518	10.7	5,821	9.6	6,411	9.4	6,642	9.4
Central and Eastern Europe, Russia etc.	1,784	2.3	1,085	2.1	1,729	2.8	1,855	2.7	2,074	2.9
Russia	1,389	1.8	826	1.6	1,412	2.3	1,514	2.2	1,660	2.3
Middle East	17,351	22.0	8,640	16.8	10,387	17.1	12,832	18.8	13,542	19.2
Africa	2,172	2.8	849	1.6	1,031	1.7	1,366	2.0	1,696	2.4

Grand Total	¥78,955	100.0%	¥51,499	100.0%	¥60,765	100.0%	¥68,111	100.0%	¥70,689	100.0%

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Balance of Payments

In 2008, the Current Account surplus significantly decreased to ¥16,662 billion due to a substantial decrease in the Trade Balance. In 2009, the Current Account surplus further decreased to ¥13,736 billion due to a substantial decrease in Income. In 2010, the Current Account surplus increased to ¥17,888 billion due to a substantial increase in the Trade Balance. In 2011, the Current Account surplus significantly decreased to ¥9,551 billion due to a substantial decrease in the Balance on Goods and Services. In 2012, the Current Account surplus continued to significantly decrease to ¥4,824 billion due to a substantial decrease in the Trade Balance.

Balance of Payments of Japan

	2008	2009	2010	2011	2012
	(in billions)
Current Account	¥ 16,662	¥ 13,736	¥ 17,888	¥ 9,551	¥ 4,824
Balance on Goods and Services	1,890	2,125	6,565	(3,378)	(8,304)
Trade Balance	4,028	4,038	7,979	(1,617)	(5,814)
Exports (f.o.b.)	77,335	50,857	63,922	62,725	61,442
Imports (f.o.b.)	73,307	46,819	55,943	64,341	67,256
Services	(2,138)	(1,913)	(1,414)	(1,762)	(2,490)
Income	16,123	12,774	12,415	14,038	14,272
Current Transfers	(1,352)	(1,164)	(1,092)	(1,110)	(1,145)
Capital and Financial Account (a)	(18,390)	(14,268)	(17,697)	1,172	(8,188)
Balance on Financial Account	(17,831)	(13,803)	(17,263)	1,144	(8,107)
Assets	7,756	27,953	(4,694)	7,854	(12,465)
Liabilities	(25,587)	(41,756)	(12,569)	(6,710)	(4,357)
Capital Account	(558)	(465)	(434)	28	(80)
Changes in Reserve Assets (b)	(3,200)	(2,527)	(3,793)	(13,790)	3,052
Errors and Omissions	4,928	3,059	3,602	3,067	313

(a)	Numbers in parentheses indicate outflows of capital resulting from either increases in assets or decreases in liabilities.

(b)	Parenthesis for change in Reserve Assets represents an increase in reserve assets.

Source: Balance of Payments, Ministry of Finance.

Official Foreign Exchange Reserves(a)

As of December 31,	Gold(b)	Foreign Exchange	IMF Reserve Position	Special Drawing Rights	Total
	(in millions)
2008	$21,281	$1,003,300	$2,659	$3,033	$1,030,647
2009	27,161	996,552	4,313	20,968	1,049,397
2010	34,695	1,035,817	4,608	20,626	1,096,185
2011	37,666	1,220,785	17,181	19,745	1,295,841
2012	40,939	1,193,077	13,697	19,911	1,268,125

(a)

The foreign exchange reserves, which are officially recorded in U.S. dollars by the Ministry of Finance, do not include: (i) net balance of bilateral accounts between the Bank of Japan and foreign central banks, and (ii) foreign exchange holdings of commercial banks.

(b)	Until 1999, gold was valued at SDR 35 per ounce. Since 2000, the valuation of gold has been changed to reflect marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2008	2009	2010	2011	2012
Average (Central Rate)	¥103.39	¥93.61	¥87.75	¥79.76	¥79.79
High	110.48	101.24	94.70	85.53	86.63
Low	87.19	84.82	80.24	75.52	76.11

Source: Foreign Exchange, Bank of Japan.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of July 31, 2013, the BOJ had total assets of ¥196,758 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the BOJ Policy Board Meetings. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ had implemented the quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced the exit from the quantitative easing policy and the return to monetary policy that targets policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. Since the fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP’s introduction, the BOJ has repeatedly and significantly increased the maximum amount outstanding of the APP, from about 35 trillion yen to about 101 trillion yen at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the BOJ decided to release “Measures Aimed at Overcoming Deflation” in October 2012. In January 2013, the BOJ introduced the “price stability target” of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the “open-ended asset purchasing method”, aimed at achieving this target. It released a joint statement with the government to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together.

The following table sets forth the principal economic indicators relating to monetary policy from 2008 through 2012.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change
		(yen amounts in billions)
2008	8,166	88,762	0.2	734,601	2.1	436,849	4.6
2009	12,922	93,919	5.8	754,492	2.7	428,568	-1.9
2010	16,765	98,429	4.8	775,391	2.8	420,418	-1.9
2011	29,622	113,415	15.2	796,630	2.7	425,858	1.3
2012	35,913	121,380	7.2	816,618	2.5	433,824	1.9

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and would be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, the private banking system included four city banks and 106 local banks (including the Saitama Resona Bank) as of July 1, 2013, whose business corresponds roughly to that of commercial banks in the United States, as well as three major trust banks.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

As a reference for budget formulation, the Cabinet approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

•	Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010.

•	Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020.

•	Steadily reducing the public debt to GDP ratio after achieving a primary surplus by JFY 2020.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of April 1, 2013, the government has 18 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2007 through JFY 2012, and the budget for JFY 2013.

Summary of Consolidated General and Special Accounts(a)

	JFY 2007	JFY 2008	JFY 2009	JFY 2010	JFY 2011	JFY 2012 (Provisional results as of January 31, 2013)	JFY 2013 Initial Budget
	(in billions)
REVENUES
Total Revenues, General Account	¥84,553	¥89,208	¥107,114	¥100,535	¥109,980	¥107,829	¥92,612
Total Revenues, Special Accounts	395,920	387,740	377,893	386,985	409,924	422,651	408,483
Less: Inter-Account Transactions(b)	233,244	240,977	238,727	241,815	256,287	260,362	258,202

Total Consolidated Revenues	¥247,230	¥235,971	¥246,280	¥245,704	¥263,616	¥270,118	¥242,892

EXPENDITURES
Total Expenditures, General Account	¥81,843	¥84,697	¥100,973	¥95,312	¥100,715	¥107,507	¥92,612
Total Expenditures, Special Accounts	353,283	359,198	348,060	345,074	376,463	393,204	386,630
Less: Inter-Account Transactions(b)	231,611	239,115	236,323	239,158	253,564	258,338	256,240

Total Consolidated Expenditures	¥203,515	¥204,781	¥212,710	¥201,228	¥223,615	¥242,373	¥223,002

Surplus of Consolidated Revenues over Consolidated Expenditures	¥43,715	¥31,190	¥33,570	¥44,476	¥40,001	¥27,745	¥19,890

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

	JFY 2007	JFY 2008	JFY 2009	JFY 2010	JFY 2011	JFY 2012 Revised Budget(a)	JFY 2013 Initial Budget
	(in billions)
REVENUES
Tax and Stamp Revenues	¥51,018	¥44,267	¥38,733	¥41,487	¥42,833	¥42,607	¥43,096
Carried-over Surplus	2,967	2,711	4,511	6,141	5,222	1,987	220
Government Bond Issues	25,382	33,168	51,955	42,303	54,048	52,049	42,851
Income from Operations	16	16	15	15	16	17	45
Gains from Deposition of Assets	294	248	145	785	289	198	190
Pension Related Special Deficit-Financing Bonds	—	—	—	—	—	—	2,611
Miscellaneous Receipts	4,876	8,080	11,755	9,803	7,571	3,679	3,598

Total Revenues	¥84,553	¥89,208	¥107,114	¥100,535	¥109,980	¥100,537	¥92,612

EXPENDITURES
Local Allocation Tax Grants, etc.	¥14,932	¥15,679	¥16,573	¥18,790	¥19,451	¥16,885	¥16,393
National Debt Service	19,290	19,166	18,445	19,544	19,628	21,545	22,241
Social Security	21,141	22,562	28,716	28,249	29,778	29,450	29,122
Public Works	7,257	6,921	8,353	5,803	5,915	6,998	5,285
Education and Science	5,458	5,487	6,158	6,051	6,036	6,416	5,369
National Defense	4,758	4,803	4,811	4,670	4,818	4,826	4,754
Former Military Personnel Pensions	941	856	781	709	639	570	504
Economic Assistance	787	800	801	746	620	663	515
Food Supply	674	1,051	1,036	1,122	1,438	1,304	1,054
Energy	866	868	994	845	954	856	850
Promotion of SMEs	418	1,074	2,915	830	2,191	644	181
Transfer to Industrial Investment Special Account	20	—	—	—	—	—	—
Financial Aid upon Repayment of Public Investments in Connection with the Structural Reform	—	—	—	—	—	—	—
Miscellaneous	5,301	5,431	11,391	7,235	9,249	9,119	5,993
Contingencies	—	—	—	—	—	350	350
Contingencies for Economic Crisis Response and Regional Revitalization(b)	—	—	—	—	—	910	—
Contingencies for Restoration and Reconstruction from the Great East Japan Earthquake(c)	—	—	—	—	—	—	—
Carryback of settlement deficit compensation for JFY 2008	—	—	—	718	—	—	—

Total Expenditures	¥81,843	¥84,697	¥100,973	¥95,312	¥100,715	¥100,537	¥92,612

Surplus of Revenues over Expenditures	¥2,711	¥4,511	¥6,141	¥5,222	¥9,264	¥—	¥—

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2012 General Accounts are not available.

(b)	Newly established effective JFY 2010.

(c)	Transferred to Special Account for Reconstruction from the Great East Japan Earthquake effective JFY 2013.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2007		JFY 2008		JFY 2009		JFY 2010		JFY 2011		JFY 2012 Revised Budget(a)		JFY 2013 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Fiscal Loan Program Funds(b)	¥39,010	¥36,526	—	—	—	—	—	—	—	—	—	—	—	—
Fiscal Investment and Loan Program(b)	—	—	¥42,834	¥40,457	¥39,299	¥37,749	¥29,351	¥28,079	¥38,473	¥37,177	¥36,349	¥35,760	¥31,631	¥31,222
Government Bonds Consolidation Fund	205,113	176,778	194,752	178,284	186,333	165,602	201,934	171,204	212,630	190,955	207,785	195,785	216,441	196,441
Foreign Exchange Fund	4,553	627	3,925	549	3,106	183	3,470	489	2,925	368	2,207	1,589	2,206	1,577
Local Allocation and Local Transfer Tax	51,366	50,214	51,207	50,577	52,214	51,435	55,315	53,421	57,116	55,047	54,972	54,179	54,028	53,586
Measure for Energy	2,764	2,402	2,673	2,382	2,650	2,361	2,509	2,238	3,287	2,928	7,423	7,423	7,565	7,565
Seamen’s Insurances	68	63	67	63	55	48	—	—	—	—	—	—	—	—
National Advanced Medical Center(c)	160	145	170	152	208	167	—	—	—	—	—	—	—	—
Pensions	71,863	69,731	72,520	70,305	75,649	74,612	79,184	75,936	80,527	76,418	80,490	80,490	78,337	78,337
Stable Supply of Foodstuff	2,617	2,542	2,739	2,642	2,387	2,231	2,064	1,880	2,073	1,860	2,294	2,218	2,319	2,299
Agricultural Mutual Aid Reinsurance	107	47	93	43	103	62	108	81	95	53	122	118	124	118
National Forest Service	472	473	459	451	498	488	458	457	461	461	511	511	304	304
National Land Improvement(d)	575	481	—	—	—	—	—	—	—	—	—	—	—	—
Trade Reinsurance	853	56	219	65	148	61	91	59	44	4	188	188	209	209
Compensation Reinsurance for Motor Vehicle Damages(e)	140	72	—	—	—	—	—	—	—	—	—	—	—	—
Automobile Safety(e)	—	—	144	72	131	63	124	58	119	55	116	55	116	54
Infrastructure Development(f)	—	—	7,220	6,039	7,131	5,809	4,698	4,195	3,945	3,651	4,648	4,648	3,551	3,551
Harbor Improvement(f)	360	319	—	—	—	—	—	—	—	—	—	—	—	—
Airport Improvement(f)	663	555	—	—	—	—	—	—	—	—	—	—	—	—
Labor Insurance	7,849	6,542	7,935	6,753	7,237	6,869	7,112	6,703	7,257	6,778	6,833	6,826	6,806	6,730
Road Construction and Improvement(f)	4,595	3,812	—	—	—	—	—	—	—	—	—	—	—	—
Reconstruction from the Great East Japan Earthquake	—	—	—	—	—	—	—	—	—	—	4,971	4,971	4,384	4,384
Others	2,791	1,897	782	363	743	318	566	274	972	708	459	251	461	252

Total Revenues and Expenditures(g)	¥395,920	¥353,283	¥387,740	¥359,198	¥377,893	¥348,060	¥386,985	¥345,074	¥409,924	¥376,463	¥409,370	¥395,013	¥408,483	¥386,630

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2012 Special Accounts are not available.

(b)	The account was combined with certain miscellaneous account under the new account name of “Fiscal Investment and Loan Program” effective JFY 2008.

(c)	Account abolished as of March 31, 2010.

(d)	Account abolished effective JFY 2008.

(e)	The account of “Compensation Reinsurance for Motor Vehicle Damages” was combined with certain miscellaneous accounts under the new account name of “Automobile Safety” effective JFY 2008.

(f)	The accounts were combined under the new account name of “Infrastructure Development” effective JFY 2008.

(g)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2007		JFY 2008		JFY 2009		JFY 2010		JFY 2011		JFY 2012 Revised Budget(a)		JFY 2013 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.
	(in billions)
Total	¥2,604	¥2,065	¥1,825	¥1,785	¥1,277	¥1,530	¥1,204	¥1,406	¥1,171	¥1,274	¥1,913	¥2,703	¥1,710	¥2,510

(a)	As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2012 Government Affiliated Agencies are not available.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 54.7%, 39.8% and 5.5%, respectively, of the total central government taxes and stamp revenues in the JFY 2013 budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 40% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The corporate tax is based on a rate of 25.5% except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, individuals and corporations are subject to local income taxation.

Comprehensive Reform of Social Security and Tax Japan’s fiscal conditions face challenges, with its tax revenues covering less than half of its expenditures, and with the ratio of long-term outstanding debt of central and local governments to gross domestic product expected to reach 196% at the end of JFY 2013. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government would set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improve, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015.

Fiscal Investment and Loan Program (“Zaito”)

The Fiscal Investment and Loan Program is formulated at the same pace as the General Account budget. The plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

The Fiscal Investment and Loan Program system was fundamentally changed on April 1, 2001 from a scheme with compulsory deposit of Postal Savings and Pension Reserves into a fund-raising scheme to raise in the financial markets only the necessary amount of funds for Fiscal Investment and Loan Program agencies’ projects.

Under the Zaito plan, funds are lent to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total funds allocated under the initial plan for JFY 2013 is ¥18,390 billion. The sources of funds for the plan in JFY 2013 are the Fiscal Loans (¥13,062 billion), the Industrial Investments (¥264 billion), Government-Guaranteed domestic bonds (¥4,254 billion) and Government-Guaranteed foreign bonds (¥810 billion).

The following table shows the uses of funds allocated under the initial plan for the periods indicated.

	JFY 2009	JFY 2010	JFY 2011	JFY 2012	JFY 2013
	(in billions)
Housing	¥686	¥604	¥578	¥923	¥929
Living Environment	2,937	3,128	2,725	2,713	2,805
Social Welfare	541	506	550	743	703
Education	861	1,135	1,176	1,232	1,522
Small and Medium-sized Businesses	4,227	5,673	3,627	4,323	4,197
Agriculture, Forestry and Fisheries	425	404	345	373	407
National Land Preservation and Reconstruction in the Event of Disaster	262	243	180	645	348
Road Construction	2,490	2,426	2,248	2,813	2,939
Transportation and Communications	451	436	408	384	519
Regional Development	424	441	467	447	372
Industry/Technology	1,310	1,907	625	2,015	2,005
Trade/Economic Cooperation	1,249	1,454	1,978	1,039	1,644

Total	¥15,863	¥18,357	¥14,906	¥17,648	¥18,390

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

The outstanding government bonds are expected to reach nearly 750 trillion yen at the end of JFY 2013. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 51.8% under the revised budget for JFY 2012 and 46.3% under the initial budget for JFY 2013. The amount of the government bond issuances in the JFY 2013 initial budget is ¥42,851 billion and falls below the JFY 2012 initial budget’s level of ¥44,244 billion.

In order to reduce the outstanding government bonds, the Government approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. In this plan, the Government aims to halve the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 and to achieve a primary surplus by JFY 2020. Thereafter, the Government will seek to steadily reduce the public debt to GDP ratio. More specifically, the Government aims to improve the primary balance of the General Account by at least approximately 4 trillion yen both in JFY 2014 and JFY 2015, and bring down the General Account’s primary deficit to around 19 trillion yen in JFY 2014 and to around 15 trillion yen in JFY 2015, thereby seeking to achieve the target to halve the primary deficit of the national and local governments. According to the Cabinet Office’s projections, (i) the primary balance of national and local governments in JFY 2013 is projected to increase in deficit to negative 7.0 percentage points of GDP compared to negative 6.4 percentage points of GDP in JFY 2012; and (ii) the public debt-to-GDP ratio in JFY 2013 is projected to increase to 190.6% compared to 188.1% in JFY 2012.

Summary of Japan’s Public Debt

	Funded		Floating
At the end of JFY	Internal	External	Internal
	(in billions)	(in thousands)	(in billions)
2008	¥669,810	—	¥176,687
2009	696,190	—	186,733
2010	737,325	—	187,034
2011	758,202	—	201,748
2012	785,723	—	205,878

As of March 31, 2013 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥41,489 billion and of various external obligations aggregating the equivalent of ¥3,107 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2013 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2014	¥191,242
2015	108,049
2016	73,165
2017	67,195
2018 to 2053	472,150
Total	¥911,800

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2013 (in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 5 Series (2.0-2.4%)	2007-2013	2048-2052	¥6,636,100
Interest-Bearing Treasury Bond — 30 years, 38 Series (1.1-2.9%)	1999-2013	2029-2043	47,284,825
Interest-Bearing Treasury Bond — 20 years, 121 Series (0.8-5.5%)	1993-2013	2013-2033	147,952,170
Interest-Bearing Treasury Bond — 15 years, 41 Series (variable rate)	2000-2008	2015-2023	34,664,500
Interest-Bearing Treasury Bond — 10 years, 79 Series (0.5-2.0%)	2003-2013	2013-2023	295,827,606
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 44 Series (variable rate)	2003-2013	2013-2023	13,555,567
Inflation-Indexed Bonds —10 years, 16 Series (0.5-1.4%)	2004-2008	2014-2018	3,451,903
Interest-Bearing Treasury Bond — 5 years, 38 Series (0.1-1.5%)	2008-2013	2013-2018	143,536,076
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 20 Series (0.13-1.22%)	2008-2013	2013-2018	4,413,037
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 33 Series (0.05-0.32%)	2010-2013	2013-2016	1,736,237
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.1-0.2%)	2011-2013	2013-2015	68,496,997
6% Bereaved Family Treasury Bond, 9 Series	2004-2012	2013-2021	5
6% Repatriation Treasury Bond, 7 Series	2003-2009	2013-2019	0
Non-interest Special Benefit Treasury Bond, 1 Series	2003	2013	0
Non-interest Repatriation Special Benefit Treasury Bond, 6 Series	2003-2009	2013-2019	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2003-2006	2013-2016	4
Non-interest Special Benefit Treasury Bond X, 2 Series	2003-2006	2013-2016	59
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2011	2016	192
Non-interest Special Benefit Treasury Bond XVII, 6 Series	2003-2010	2013-2020	687
Non-interest Special Benefit Treasury Bond XXII, 8 Series	2003-2012	2013-2022	34,283
Non-interest Special Benefit Treasury Bond XXIII, 1 Series	2006	2016	5,616
Non-interest Special Benefit Treasury Bond XXV, 1 Series	2011	2016	5
Non-interest Treasury Bond for Special Condolence VIII, 1 Series	2005	2015	151,590
Non-interest Treasury Bond for Special Condolence IX, 1 Series	2009	2015	5,302
Government Bonds converted from The Japan Expressway Holding and Debt Repayment Agency Bonds	2009	2013-2015	725,355

Total Bonds			¥768,478,117

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2013 (in millions)
2. Borrowings
Former Temporary Military Expenditure(a)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	14,013,156
Former Government-Operated Land Improvement Project	2008	2013-2029	183,251
Japan Expressway Holding and Debt Repayment Agency	2009	2013-2023	450,900
Former National Centers for Advanced and Specialized Medical Care	2010	2013-2035	90,629
SA for Energy Policy (0.6-1.9%)	2004-2013	2017-2026	289,214
SA for Stable Food Supply (0.6-1.3%)	2009-2013	2022-2026	50,098
SA for National Forest Debt Management (0.191-1.8%)	1996-2013	2013-2033	1,272,121
SA for Social Infrastructures Improvement (0.0-4.75%)	1993-2011	2013-2041	854,321

Total Borrowings			¥17,245,111

Total Direct Internal Funded Debt			¥785,723,228

(a)

Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2013 (in millions)
1. Bonds
Treasury Discount Bills
Treasury Financing Bills	Non-interest bearing	2013	¥0
Food Financing Bills	Non-interest bearing	2013	176,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2013	113,950,960
Fiscal Loan Fund Financing Bills	Non-interest bearing	2013	0
Petroleum Financing Bills	Non-interest bearing	2013	1,140,700
Nuclear Damage Liability Facilitation Financing Bills	Non-interest bearing	2013	0
Treasury Bills, 12 Series	Non-interest bearing	2013-2014	46,712,910
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	1,881,940
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	54,858
Note in Substitution for Currency of the Asian Development Bank	Non-interest bearing	Payable on demand	16,058
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	115,685
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	42,175
Note in Substitution for Currency of the Multilateral Investment Fund of the Inter-American Development Bank	Non-interest bearing	Payable on demand	3,521
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,559
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	26,980
Note in Substitution for Currency of the Climate Investment Funds of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	41,695
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Common Fund for Commodities (First Account)	Non-interest bearing	Payable on demand	1,523
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	2,768,700

Total Bonds			¥168,263,649

2. Borrowings
Special Account for Local Allocation Tax	0.097-0.2%	2013	¥33,417,295
Special Account of Pension	0.2%	2013	1,479,228
Special Account for Energy Policy	0.092-0.115%	2013	2,717,699

Total Borrowings			¥37,614,223
Total Direct Internal Floating Debt			¥205,877,872

Total Direct Internal Debt			¥991,601,100

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2013 (in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.23-1.80%	2003-2013	2013-2023	¥1,503,000
Deposit Insurance Corporation of Japan	0.10-0.40%	2009-2012	2013-2016	1,930,000
Banks’ Shareholdings Purchase Corporation	0.10%	2011-2013	2013-2015	350,000
Urban Renaissance Agency	0.30-0.40%	2011	2015	130,000
Japan Expressway Holding and Debt Repayment Agency	0.30-2.70%	2003-2013	2013-2049	22,358,035
New Kansai International Airport Co., Ltd.	0.50-2.40%	2003-2012	2013-2028	370,670
Narita International Airport Corporation	0.60-1.60%	2003-2006	2013-2016	61,911
East Nippon Expressway Co., Ltd.	1.30-2.00%	2005-2009	2015-2019	260,000
Metropolitan Expressway Co., Ltd.	1.30-1.80%	2006-2010	2016-2020	78,300
West Nippon Expressway Co., Ltd.	1.30-1.90%	2005-2010	2015-2020	290,400
Hanshin Expressway Co., Ltd.	1.30-1.70%	2007-2010	2017-2020	34,160
Development Bank of Japan	0.24-2.20%	2004-2013	2014-2024	1,273,000
Organization for Promoting Urban Development	1.30-1.40%	2004-2005	2014-2015	1,400
Central Japan International Airport Co., Ltd.	0.50-1.40%	2004-2013	2014-2023	187,410
Japan Finance Organization for Municipalities	0.09-2.20%	2003-2013	2013-2023	8,743,660

Total				¥37,571,946

2. Borrowings of Government-Affiliated Corporations

Deposit Insurance Corporation of Japan	0.088-0.114%	2012-2013	2013-2014	¥907,300
Banks’ Shareholdings Purchase Corporation	0.073-0.147%	2012-2013	2013-2014	400,000
Nuclear Damage Liability Facilitation Fund	0.142%- 0.157%	2012	2013	1,000,000
Incorporated Administrative Agency—Farmers Pension Fund	0.147-1.664%	2008-2013	2013-2018	414,300
Incorporated Administrative Agency—Agriculture, Forestry and Fisheries Credit Foundations	0.137-0.990%	2009-2012	2013-2016	9,055
Japan Railway Construction, Transport and Technology Agency	0.06-0.101%	2012-2013	2013-2014	52,790
Japan Oil, Gas and Metals National Corporation	0.012-0.117%	2010-2013	2013-2014	770,824
Environmental Restoration and Conservation Agency of Japan	0.048-0.258%	2011-2013	2014-2016	4,800
New Kansai International Airport Co., Ltd.	1.07%	2009	2013	31
Japan Environmental Safety Corporation	0.125-1.621%	2009-2013	2013-2016	103,700
Innovation Network Corporation of Japan	0.052-0.108%	2012-2013	2013-2014	210,500
Organization for Promoting Urban Development	0.145-0.348%	2012	2013-2016	44,200

Total				¥3,917,500
Total Internal Debt Guaranteed by the Japanese Government				¥41,489,446

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2013 (in thousands)
Japan Bank for International Cooperation	1.125-5.250%	2004-2012	2013-2019		$14,150,000
	4.375-4.500%	2003-2004	2013-2014		€1,250,000
	2.300%	2013	2018	CAD	500,000
Japan Expressway Holding and Debt Repayment Agency	4.625%	2003	2013		$550,000
Development Bank of Japan	1.000-5.125%	2005-2013	2014-2019		$6,450,000
	4.750%	2007	2027		€700,000
	1.050-2.300%	1998-2007	2014-2028		¥430,000,000
Japan Finance Organization for Municipalities	4.000-5.000%	2005-2011	2015-2021		$3,200,000
	5.750%	1999	2019		£150,000
	4.500%	2004	2014		€900,000
	1.350-2.000%	2003-2008	2013-2018		¥325,000,000

Totals by currency					$24,350,000
					£150,000
					€2,850,000
				CAD	500,000
					¥755,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2012.

Organization	Subscription Amount
(in millions)
International Monetary Fund	$24,210(a)
International Bank for Reconstruction and Development	19,958(b)
International Development Association	42,444(c)
International Finance Corporation	141(d)
Multilateral Investment Guarantee Agency	97(e)
International Fund for Agricultural Development	473(f)
Asian Development Bank	25,461(g)
African Development Bank	5,356(h)
African Development Fund	3,799(i)
European Bank for Reconstruction and Development	3,376(j)
Inter-American Development Bank	5,674(k)
Inter-American Investment Corporation	24(l)
Multilateral Investment Fund	570(m)

(a)	Equivalent of SDR 13,312.8 million as of March 31, 2012.

(b)	As stated in IBRD Financial Statements as of June 30, 2012.

(c)	As stated in IDA Financial Statements as of June 30, 2012.

(d)	As stated in IFC Financial Statements as of June 30, 2012.

(e)	As stated in MIGA Financial Statements as of June 30, 2012.

(f)	As stated in IFAD Financial Statements as of December 31, 2012.

(g)	As stated in ADB Financial Statements as of December 31, 2012.

(h)	As stated in AfDB Financial Statements as of December 31, 2012. Equivalent of UA 3,485 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2012. Equivalent of UA 2,472 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2012. Equivalent of € 2,557 million.

(k)	As stated in IDB Financial Statements as of December 31, 2012.

(l)	As stated in IIC Financial Statements as of December 31, 2012.

(m)	As stated in MIF Financial Statements as of December 31, 2012.